2/13

08000743

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avalon Ventures Ltd

*CURRENT ADDRESS

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04427

FISCAL YEAR 8/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 2/14/08

No. 82-4427

AVALON VENTURES LTD.

8-31-07
AR/S


broken ore after blasting
62
Eu
65
Tb
66
Dy
heavy rare earths
flat screen displays
aircraft components
ass and ceramics
solar energy panels
hybrid vehicles
57
La
58
Ce
59
Pr
60
Nd
light rare earths

Annual Report 2007

Minerals and Metals for a Cleaner Environment
and Sustainable Communities

BOARD OF DIRECTORS



Left to ri : F. Dale Corman, Peter McCarter, Alan Ferry
Brian D. cEachen, Donald S. Bubar, Joseph Monteith

BOARD MEETING DECEMBER 2007



Left to right: Donald S. Bubar, R. James (Jim) Andersen, Peter McCarter, Ian London
Alan Ferry, Brian D. MacEachen, Joseph Monteith, William Mercer, Mary Quinn

CORPORATE PROFILE

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on the rare metals and minerals that are in increasing demand for numerous emerging "green" technologies in alternative energy and fuel efficient cars as well as many new electronics and aerospace applications. These include lithium, tantalum, cesium, beryllium, indium, gallium, rare earth elements ("REE") such as neodymium and rare minerals such as calcium feldspar.

Avalon presently owns five rare metals and minerals projects in Canada, four of which are at an advanced stage of development. By embracing the principles of corporate social responsibility, Avalon has positioned itself as a "green" junior resource company offering investors unique exposure to broad range of environmentally-beneficial rare metals and minerals, while operating in an environmentally-responsible manner.

CAPITAL STRUCTURE

as at December 31, 2007

Shares Outstanding	63,856,748
Fully Diluted	72,582,238
Market Price Range Dec.07	C $1.50 - $2.00
Market Cap (F.D. @ $1.80)	C $130 million
Year High/Low	C $2.34/$0.83
All-time High	C $3.45 (1997)
Management Shares	3,570,800 (5.6%)
Exchange Listing	TSX Venture - Tier 1
U.S. Registration	SEC 12g3-2(b): 82-4427

PRESIDENT'S MESSAGE



AVALON VENTURES LTD. HAS NOW CLEARLY ESTABLISHED ITSELF AS A LEADING PLAYER IN THE RAPIDLY-GROWING RARE METALS BUSINESS

The year 2007 was a watershed for Avalon Ventures Ltd. (the "Company"). The Company has now clearly established itself as a leading player in the rapidly-growing rare metals business which, as we have been predicting, has finally emerged as an important new sector of the global commodities market. Technological advancements in the field of materials science, in part related to the environmental movement, have been the main drivers behind the accelerating demand for rare metals. We believe this trend is only just beginning. Having already accumulated a portfolio of exceptional quality rare metals assets over the past 10 years, the Company is well-positioned to take full advantage of this trend.

In particular, the rapidly-growing popularity of more fuel-efficient hybrid and electric automobiles amongst increasingly environmentally-conscious consumers has created an enormous new demand for rare metals, especially the rare earth elements ("REE"), which are critical to this technology. At present, over 95% of the world's supply of REE originates in China and with China's internal consumption growing rapidly, there is a clear need for new producers to emerge to meet international demand, forecast to grow at 10-15% year-over-year for at least the next 5 years. The Company's Thor Lake deposit is proving to be one of the largest and highest quality undeveloped REE resources in the world, and is already attracting the attention of major international consumers.

Institutional investors in mineral commodities have begun to take notice of the rare metals in general, and the rare earths in particular, as an attractive new investment opportunity. However, investment vehicles offering exposure to REE as a commodity are uncommon and Avalon is now being recognized as one of the very few public companies offering diversified exposure to almost all of the rare metals. Moreover, amongst potential new producers of REE, Avalon's Thor Lake deposit is unique in its exceptional enrichment in the very scarce and valuable Heavy REE such as europium, terbium and dysprosium, a key attribute which is presently only appreciated by more sophisticated investors.

The growing awareness amongst investors about the rare metals as a new investment opportunity, coupled with an accelerated investor relations campaign, lead to increased interest in Avalon's shares over the year and saw the share price reach a high of $2.34 in July, a 40% increase over the previous year's high. Over the past few months, the stock has been trading in a range from $1.50 to $2.00 and averaging around $1.80, an 80% increase over its average price 12 months ago. The higher trading range translated into a market capitalization exceeding the $100 million level for the first time ever. This is an important milestone as this level of capitalization is a threshold for investment consideration by many institutions.

The increased investor interest culminated in a successful equity offering that closed on November 22, 2007, despite overall market weakness at the time related to uncertainty surrounding the U.S. credit market. This offering, brokered by a syndicate led by Research Capital Corporation and TD Securities, was over-subscribed yielding gross proceeds of $16.88 million, sufficient to fund new work programs in 2008 and replenish our working capital to the healthiest levels ever achieved during my 12-year tenure as CEO of the Company. Management is also delighted to welcome several new institutional investors as significant shareholders of the Company.

During the year, the Company achieved most of the other strategic goals it set for itself twelve months ago including:

- Completion of the scoping study, NI43-101 resource estimates and Phase 1 drilling program on the Lake Zone REE deposit at Thor Lake;
- Preparation and delivery of a bulk sample of the Company's calcium feldspar product from the Warren Township project to a US glass manufacturer;
- Expansion and strengthening of the management team; and
- Clearly demonstrating our commitment to a progressive corporate social responsibility ("CSR") policy, on community, environmental, health and safety consistent with current industry trends.

We believe that the increased emphasis on CSR can add shareholder value by building on the environmental themes inherent in the clean technology applications of the rare metals, allowing the Company to position itself as a "green" mineral development company. The ever-growing public interest in energy conservation, clean air and water, and safety in the workplace is leading many major companies to pursue similar marketing strategies. In 2008, we will be forming an independent advisory committee on Community, Environment, Health and Safety whose initial task will be to develop a set of principles and a formal CSR and Sustainability policy for the Company.

This policy initiative has already produced tangible benefits in the form of successfully securing land use permits for the Thor Lake project without delay and 11,000 person-hours of accident-free field work at Thor Lake. Further, respect for aboriginal treaty rights and a proactive community engagement protocol has helped establish constructive relationships with aboriginal community leaders in the Northwest Territories and elsewhere.

Over the year, we have been successful in building the management team with experience, talent and enthusiasm. The additions of Bill Mercer, Ian London, Mary Quinn and Cindy Hu in the areas of exploration management, CSR policy implementation, business development, corporate governance, financial management and administration has helped lay the foundation to expand our development programs, and our relationship with investors, communities and other stakeholders. The Company is also fortunate to have an exceptionally talented team of technical consultants available to it whose combined expertise covers all of the Company's key requirements for its advanced mineral development projects.

In 2007, a change in your Board of Directors occurred with the resignation of Lawrence Page, QC as Chairman and a director. Mr. Page served the Company continuously since its formation in 1991 and enthusiastically supported its subsequent evolution into a growing rare metals and minerals company. On behalf of the Board, I would like to extend thanks to Mr. Page for his contribution to the growth achieved by the Company to date.

The Board subsequently appointed Alan Ferry as Chairman and I am pleased to welcome Mr. Peter McCarter B.A., LL.B., M.B.A as a newly appointed board member. Mr. McCarter is a lawyer with nearly 30 years of business law experience who most recently served as Executive Vice-President, Corporate Affairs, Secretary and a director of Aur Resources Inc. prior to its acquisition this year by Teck Cominco Limited.

As we did for 2007, we have set clear objectives for 2008, including the following:

- Definition of economic-grade indicated resources in the Lake Zone REE deposit at Thor Lake and completion of a Pre-feasibility Study on the Lake Zone deposit over the next 12 months;
- Continuing to advance our other rare metals and minerals projects at Separation Rapids, Warren Township and East Kemptville all of which offer near term production potential;
- Actively raising Avalon's profile as a prospective supplier of raw materials to consumers of rare metals in the electronics, automotive and alternative energy sectors;
- Exploring opportunities to access production, logistics and distribution channels for rare metals, through acquisition or partnering with existing players; and
- Further strengthening investor relations and marketing programs both domestically and internationally, and securing a full TSX listing.

Maximizing the potential value of the Thor Lake REE project for our shareholders remains the Company's top priority. We believe that this world-class rare metals deposit has much additional value to be realized as markets for the rare metals continue to expand. In the near term, this will be achieved by a combination of proving the resource, demonstrating that it can be brought to profitable production in an environmentally and socially-responsible manner and effectively communicating to the investing public the real importance and growing value to society of this relatively obscure group of commodities.

With $16 million in new financing in the treasury, we are now in a position to leverage our rare metals assets with new acquisitions of compatible assets, but we will implement a disciplined approach to evaluating such opportunities, so they do not become a distraction.

The future for the rare metals has indeed arrived. With a strengthened management team, new financing and rapidly growing markets for rare metals, I look forward to 2008 with even greater optimism than I felt 12 months ago.

Finally, I would like to thank you, our loyal shareholders, for your continuing support and enthusiasm, as we make the transition to a dominant position in the field of rare metals exploration and development.

On behalf of the Board,

DONALD S. BUBAR, P. Geo
President & CEO
December 31, 2007

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS

For the twelve months ended August 31, 2007

BULK SAMPLING PROGRAMS TO SUPPLY PRODUCT SAMPLES TO POTENTIAL CUSTOMERS AND SECURE LONG-TERM SUPPLY CONTRACTS ARE IN PROGRESS

CLEAN TECHNOLOGY APPLICATIONS



VICE PRESIDENT OF EXPORATION BILL MERCER WITH DON BUBAR ON THE BIG WHOPPER PEGMATITE

CORPORATE SOCIAL RESPONSIBILITY





RARE EARTH MINERALIZATION IN THE LAKE ZONE

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the twelve months ended August 31, 2007. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of November 28, 2007.

NATURE OF BUSINESS AND OVERALL PERFORMANCE

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, beryllium, indium, gallium, yttrium and the rare earth elements ("REE's"). By definition, "rare earth elements" refers specifically to the lanthanide series of elements (atomic numbers 57 – 71), whereas the term "rare metals" is a more general "umbrella" term that includes the rare earth elements as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its eight mineral resource properties. Four of the six active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Two other projects (Red Hill and U6 Savant) are at an early stage where drilling is required to delineate resources.

Bulk sampling programs to supply product samples to potential customers and secure long-term supply contracts are in progress on both the Warren Township and Separation Rapids projects. A Preliminary Economic Assessment ("PEA") on the REE development potential at Thor Lake project was completed in 2007 and with additional detailed drilling and metallurgical studies on the Lake Zone REE deposit, the project will be advanced to the Pre-feasibility level of analysis in 2008.



RARE METALS CONSULTANT DAVID TRUEMAN IN THE FIELD AT THOR LAKE





CONSULTANT DON HAINS EXAMINING WARREN TWP. CALCIUM FELDSPAR PRODUCT AFTER MAGNETIC SEPARATION TREATMENT

Markets for mineral commodities in general have continued to strengthen over the past three years in response to rising demand from Asia and tightening supplies. Some of the strongest demand growth has been for rare metals such as the rare earth elements for applications created by new technological advances particularly in the automotive, electronics and alternative energy fields. This also applies to the Company's lithium mineral product from the Separation Rapids project and the Company's calcium feldspar product from Warren Township. The demand for these products is being driven in part by the need for reducing consumption of fossil fuels and lowering greenhouse gas emissions.

Increased media attention on the rare metals and their growing importance in modern society has helped create new investor interest in companies like Avalon, resulting in continued strength in the Company's share price and improved access to capital to fund exploration and development programs. This culminated in a successful $16.8 million equity financing being completed subsequent to year-end on November 22, 2007.

Developing the Company's advanced rare minerals and metals minerals projects to production and cash flow remains management's top priority, with Thor Lake being the highest priority project due to the exceptional quality of the REE resource now recognized there. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2007	2006	2005
	$	$	$
Net revenues	92,446	87,588	414
Loss before discontinued operations and extraordinary items	903,019	1,287,581	472,733
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.02	0.03	0.01
Net loss	903,019	1,287,581	472,733
Net loss, per share basic and fully diluted	0.02	0.03	0.01
Total assets	9,130,719	6,930,933	4,311,718
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

A POSITIVE PRELIMINARY ECONOMIC ASSESSMENT OF THE REE DEVELOPMENT POTENTIAL AT THOR LAKE WAS FOLLOWED BY A SUCCESSFUL PHASE 1 DRILLING PROGRAM ON THE LAKE ZONE DEPOSIT


UNLOADING DRILLING
EQUIPMENT AT THOR LAKE





RESPECT FOR THE ENVIRONMENT



CLEAN DRILL SITE AT THOR LAKE WITH DRIP DEFENDER MATS TO PROTECT AGAINST FUEL SPILLS

RESULTS OF OPERATIONS

Exploration and Development Activities

Resource property expenditures for the twelve months ended August 31, 2007 totalled $2,489,443, a 159% increase over the level of expenditures in the previous fiscal year ($961,986). Most of these expenditures were incurred on the Thor Lake rare metals (45%) and Warren Township anorthosite (39%) projects, with the balance being largely incurred on the East Kemptville, Red Hill and Separation Rapids projects. The expenditures on Thor Lake, Red Hill and East Kemptville were largely funded from the proceeds of the flow-through private placement financing completed in December, 2006 while the expenditures on Warren Township and Separation Rapids were funded from working capital generated from the exercise of share purchase warrants and incentive stock options over the past 12 months. No properties were abandoned during the year and no expenditures were written off.

Resource property expenditures for the three months ended August 31, 2007 totalled $1,150,281 which was a 231% increase over the $347,904 incurred during the three months ended August 31, 2006. The acceleration of the work programs on the Warren Township and Thor Lake projects are the primary reasons for this increase.

Thor Lake

On the Thor Lake rare metals project, expenditures during the twelve months ended August 31, 2007 totalled $1,130,612. Most of these expenditures were incurred in the preparation of the PEA (Scoping Study) and for the Phase 1 detailed drilling program which was completed subsequent to year end on October 15, 2007. Expenditures for drilling to August 31, 2007 of $660,977 represent roughly 60% of the $1.1 million program budget. Expenditures of $60,450 were incurred for community consultation, environmental, permitting and regulatory compliance, while $181,385 was incurred for geological consulting work done in support of both the PEA and the drilling program.

The highlights of the PEA completed by Wardrop Engineering Inc. ("Wardrop") in June, 2007 were confirmation of a rapidly growing demand for REE's from an independent market study prepared by BCC Research and confirmation that the Thor Lake REE project can achieve acceptable returns on invested capital and therefore warranted further investment to advance the project to a pre-feasibility level of analysis.

The study recommended further drilling in the Lake Zone deposit to define potential REE-enriched sub-zones in the southern part of the deposit and upgrade the classification for this portion of the resource from Inferred to Indicated. Phase 1 of this drilling program was carried out between July 29 and October 15, 2007 with 2,551 metres in 16 holes being completed under the supervision of J.C. Pedersen, P.Geo., and Dr. D.L. Trueman, P.Geo., under the overall direction of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo.

While no assays had been received as at the date of this report, the field observations confirmed the presence of at least two mineralized alteration zones which form distinct dark-coloured horizontal layers within the tabular Lake Zone deposit. The zones vary in thickness from 10 to 35 metres and have now been traced laterally over distances of 1,100 metres. A second phase drilling program will begin in January, 2008 to continue testing of the lake-covered parts

HELICOPTER SLINGING FUEL AT THOR LAKE








DRILLING AND BLASTING
THE BULK SAMPLE FROM
THE WARREN TOWNSHIP
ANORTHOSITE PROJECT
FEBRUARY 2007

of the zone. This will be accompanied by metallurgical testwork to design a process flowsheet for recovery of the REE mineralization, leading to the completion of a pre-feasibility study on the Lake Zone deposit later in 2008.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. This has resulted in First Nations in the NWT praising the level of community engagement, good reports from government land use inspectors with respect to environment practice and some 11,000 person-hours of work, accident-free.

Warren Township

Expenditures of $964,368 were incurred on the Warren Township anorthosite project during the year ended August 31, 2007. These were entirely related to the large scale bulk sampling program initiated in January, 2007. This program was successful in delivering a 460 ton product sample to the customer, a major North American glass manufacturer. The material was used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. If the results are positive and the project's economics are confirmed as attractive, then a supply contract would be negotiated. Full analysis of the results of the trial and long term supply decisions from the customer are not expected until early 2008.

Frequent equipment breakdowns at the contract process facility delayed production and resulted in significant cost overruns. Total direct program costs, net of recoveries from the customer, are now estimated at approximately $850,000, (of which approximately $70,000 was incurred subsequent to year end), an amount which is nearly double original expenditure forecasts. The project is being managed by Donald Hains, P.Geo., under the direction of Ian London, P.Eng., Vice President, Corporate Development.

In anticipation of a successful result to the trial, the Company has submitted its application for a production permit under the Aggregate Resources Act of Ontario and continues with its on-going environmental assessment and community consultation work which are integral to the Company's business practice. The permitting work was carried out by Fudge & Associates of North Bay, Ontario at a cost of $35,391. If the Company enters into a supply contract with the customer, then construction of a small quarrying operation and process plant would begin in 2008, once project financing is in place. Preliminary estimates indicate capital costs of less than $10 million to build a facility with a production capability of 100,000 tonnes per year.

Separation Rapids

During the year ended August 31, 2007, the Company incurred $38,565 in expenditures on the Separation Rapids lithium minerals project. The majority of these costs were related to the initiation of a research project to investigate the potential application of hydrometallurgical extraction technology to recover a lithium product suitable for the rapidly growing lithium ion battery market and investigation of other potential lithium minerals markets. Other costs were related to updating the environmental baseline study which was initially produced in 1999 ($10,607), some geological assessments related to new exploration drilling concepts ($5,434) and the staking of an additional six-unit claim adjacent to the south boundary of the property for land use planning purposes. This claim has low potential for additional rare metals mineralization, but the land may be needed for surface infrastructure should the Company proceed with mine development and would likely be included as part of a mining lease.

INCREASING INTEREST IN ADDING LITHIUM TO VARIOUS GLASS AND CERAMIC FORMULATIONS HAS MOTIVATED THE COMPANY TO CONSIDER INCREASING ITS PRODUCT MARKETING EFFORTS TO THE GLASS AND CERAMICS SECTOR IN 2008

BROKEN ORE AFTER BLASTING AT THE WARREN TOWNSHIP ANORTHOSITE PROJECT



HIGH TECH APPLICATIONS



CRUSHING ANORTHOSITE BULK SAMPLE FOR THE SHIPPING TO THE PROCESS FACILITY IN ALBERTA

The metallurgical research work is being carried out at SGS Lakefield Research under the supervision of Ian London, P.Eng. Such technology has been successfully applied to other lithium minerals and initial literature research indicates this technology should be effective with the petalite that is the dominant lithium mineral at Separation Rapids. A positive result would lead to a preliminary economic assessment of developing the project as a lithium chemicals producer.

The Company continues to receive periodic expressions of interest in its lithium minerals product and has delivered several small test samples to potential customers over the year. One such lead appears to hold significant promise as a potential large volume customer while an earlier lead based on a new composite application appears to have failed due to the inability of the customer to secure development financing. Increasing interest in lithium additions to various glass and ceramic formulations has motivated the Company to consider increasing its product marketing efforts to the glass and ceramics sector in 2008.

East Kemptville

During the year ended August 31, 2007, the Company incurred expenditures totalling $83,403 on the East Kemptville rare metals project in Yarmouth Co., Nova Scotia, mainly for geological compilation work. The geological compilation work is being done by Hudgetec Consulting Ltd. (Bruce Hudgins, P.Geo.) of Dartmouth, N.S. ("Hudgetec").

Subsequent to fiscal year-end Hudgetec produced an interim report on the results of the compilation to date which was filed for assessment purposes. Additional analytical data is awaited before the resource estimate is completed. The expenditures to date are sufficient to meet the Company's obligations under the Special Licence to maintain title in good standing until at least August 1, 2008. Prior to this date, the Company is required to have incurred cumulative expenditures of $300,000, or an additional $200,000 over and above estimated expenditures to date of $100,000. The Company is now planning to complete a Preliminary Economic Assessment of the tin-rare metals resource on the East Kemptville Special Licence to satisfy this obligation. This will be based on the resource calculated from historical drilling data supplemented by additional assaying for rare metals to be carried out on all available archived drill cores.

Compilation work has been initiated on the new claims staked to cover additional potential tin-rare metal targets located peripheral to the East Kemptville project special licence. The compilation work has identified a number of interesting targets which will be followed up in 2008.

Red Hill & U6 Savant

Expenditures on the Red Hill project during the year ended August 31, 2007 totalled $99,573. The majority of these expenditures were incurred for an airborne electro-magnetic survey completed during the third quarter on the Red Hill copper-zinc project at a cost of $87,692. This work was funded from the proceeds of the December, 2006 flow-through private placement. Strong conductors were detected in the Red Hill sector peripheral to the area drilled in 2006 and in the southern sector which has never been drilled. Some further modelling and interpretation is planned for this new data, but no decision has been made on the scope and timing of follow-up work.


GEOLOGIST
MARTIN HEILIGMANN
EXAMINING RARE METAL
MINERALIZATION AT
THOR LAKE



SENIOR GEOLOGIST
CHRIS PEDERSEN EXPLAINING
THOR LAKE GEOLOGY
TO A VISITOR



A 43-101 compliant technical report compiling all the results of the Company's 2005 and 2006 drilling programs is in preparation for which costs of $5,458 have been incurred to date. Cumulative eligible expenditures on the project to August 31, 2007 totalled $618,838, sufficient to maintain the option agreement with Teck Cominco Limited in good standing through 2008. Approximately $600,000 in additional expenditures will be required on the property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

The only work carried out on the U6 Savant gold project subsequent to the October, 2006 diamond drilling program was on the preparation of a 43-101 compliant technical report on the project completed at a cost of $6,000. A shortage of diamond drilling contractors in Ontario precluded carrying out additional drilling on the property in 2007. Teck Cominco Limited consented to waiving the interim expenditure obligation of $150,000 due to be incurred prior to December 31, 2007, and accordingly, the Company's option agreement with Teck Cominco Limited remains in good standing for 2008. Approximately $300,000 in additional expenditures is required by December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

Management continues to look for potential partners to advance both of these projects in order to focus efforts on the Company's priority rare metals projects.

ADMINISTRATION

Administrative expenses incurred during the three months ended August 31, 2007 totalled $466,401, a 10% increase over the amount incurred during the comparable quarter in 2006 despite a $64,490 reduction in costs attributable to stock-based compensation. The main areas of increased administrative expenditures were investor relations and travel both because of an accelerated marketing campaign in advance of the Company's planned equity financing initiative completed subsequent to the end of the quarter. For the twelve months ended August 31, 2007, administrative expenses totalled $1,519,313 compared with $1,359,595 during the comparable period in 2006. The increased expenditures generally reflect increased levels of business activity in the Company compared to the previous year. Like the three month period, the main areas of increased administrative expenditure were investor relations and travel, as well as higher rent costs following the move to larger office premises in January, 2007, increased salaries with the increase in staff and increased insurance coverage. The $125,064 decrease in stock-based compensation expense was primarily a result of the adoption of the practice for new option grants to directors, officers and employees to vest over four years rather than immediately, which results in the fair value of these options being expensed over the vesting period.

Included in interest and financing costs of $49,614 was $32,275 related to Part XII.6 interest tax payable on the unspent portion of flow-through funds after February 28, 2007. Increased cash balances in the Company's bank accounts resulted in increased interest income of $92,446 for the twelve month period compared with $54,851 for the comparable period in 2006.

Expenditures on public and investor relations activities for the twelve months ended August 31, 2007 totalled $277,420, a 78.5% increase over the comparable period in 2006. Expenditures during the quarter totalled $94,342, an amount which is more than double the amount incurred in 2006 ($44,125). This reflects the expansion of the Company's investor relations programs ("IR") as a part of an overall effort to increase the Company's profile in the marketplace and attract new institutional investors. The effort paid off with the completion of a $16.8 million brokered private placement subsequent to year-end that included participation from a number of institutional investors introduced to the Company earlier in the year.

HIGH PERFORMANCE STANDARDS FOR COMMUNITY ENGAGEMENT, RESPECT FOR THE ENVIRONMENT AND WORKER HEALTH AND SAFETY ARE A PRIORITY ON ALL OF AVALON'S PROJECTS



BOB TURCOTTE EXPLAINING DRILLING METHODS TO ELDERS OF DENINU KUE FIRST NATION





WILDLIFE AT THOR LAKE

The main area of increased IR expenditures during the three months ended August 31, 2007 was in the production of a professional audio visual animation/video product by Silverpoint Media Inc. of Markham, ON focusing on the Thor Lake project. This product was prepared both for IR and community consultation purposes. An initiative to review and update the Company's brand to reflect the stronger emphasis on environmental sustainability and corporate social responsibility themes was initiated during the year, and the Company's website was re-designed by Blender Media of Vancouver, BC, to give it a new look and feel consistent with this theme.

The institutional marketing was co-ordinated by O & M Partners, the Company's U.S. IR consultants who were retained under a 12 month contract. This contract was renewed subsequent to the end of the year for another 12 months. During and subsequent to the end of the three months ended August 31, 2007, the Company continued its marketing efforts to international institutional investors through a series of meetings in London, Geneva, Zurich and San Francisco.

In addition to the services provided by O & M, the Company continues to retain Northern Geotech Services on an intermittent basis to provide periodic telephone updates to shareholders and assist with trade show presentations. The Company participated in two such shows subsequent to the end of the quarter, one in Denver and one in Toronto. The Company also hosted three groups of investors and analysts for field trips to the Thor Lake project during and subsequent to the end of the quarter. One of these trips included industry analyst, John Kaiser, author of the Kaiser Bottom-fishing Report, who subsequently produced a favourable commentary on the prospects of the Thor Lake project. This was presented at the Toronto Resource Investment conference in October, 2007 and was subsequently published on his subscription internet site in early November, 2007.

During the twelve months ended August 31, 2007, the Company renounced Canadian exploration expenditures of $1,575,000 to the investors in the flow-through private placement completed in December, 2006. This renunciation resulted in a reduction of the Company's future income tax assets of $488,250 and a corresponding reduction in share capital. However, as the Company has not recognized its future income tax assets, the $488,250 is recorded as a future income tax recovery on the statement of operations.

Subsequent to year-end on November 27, 2007, the Company announced the appointment of Mr. Peter McCarter to the Board of Directors. Mr. McCarter was Executive Vice-President, Corporate Affairs, Secretary and a director of Aur Resources Inc. prior to its acquisition this year by Teck Cominco Limited. Prior to joining Aur Resources in 1989, Mr. McCarter practiced law at the Toronto law firm of Aird & Berlis from 1978-1989, specializing in corporate securities and resource law. He is a graduate of the University of Toronto (B.A., 1974) and York University (Osgoode Hall) where he obtained his LL.B and M.B.A degrees in 1978. Mr. McCarter is also a director of Thundermin Resources Inc. and has periodically served on several advisory committees to the Ontario Securities Commission.

NAZON GOULET OF YELLOWKNIFE DENE FIRST NATION SPLITTING CORE AT THOR LAKE



GEOLOGIST MARTIN HEILIGMANN IN THE OFFICE TENT AT THOR LAKE



SUMMARY OF QUARTERLY RESULTS

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year			2007				2006	
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	21,066	28,502	24,147	18,731	20,989	23,512	43,060	27
Income (loss) before discontinued operations and extraordinary items	(445,335)	184,396	(251,702)	(390,378)	(403,069)	(450,834)	(230,395)	(203,283)
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.01	-	-	0.01	0.01	0.01	-	0.01
Net income (loss)	(445,335)	184,396	(251,702)	(390,378)	(403,069)	(450,834)	(230,395)	(203,283)
Net loss, per share, basic and fully diluted	0.01	-	-	0.01	0.01	0.01	-	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company and the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2009 at the earliest.

As at August 31, 2007, the Company had working capital of $1,176,979 (including investments of $3,044) and cash on hand of $1,562,102. No new financing was carried out during the quarter except for the intermittent exercise of share purchase warrants and incentive stock options.

As at August 31, 2007, there were 2,136,625 in-the-money outstanding common share purchase warrants and incentive stock options expiring within the next 12 months, which if fully exercised, would generate additional funding of $1,584,519. Conditions for accessing additional capital to supplement the Company's current needs are favorable at the present time due to continuing high commodity prices and strong market interest in resource equities.

The Company's current burn rate, excluding expenditures on work programs, is approximately $100,000 per month. As at the date of this report, the Company's current planned expenditures on its 2008 work programs total approximately

THE $16.88 MILLION PRIVATE PLACEMENT COMPLETED IN NOVEMBER, 2007, PROVIDED EXCESS WORKING CAPITAL WHICH GIVES THE COMPANY THE FLEXIBILITY TO LOOK AT NEW OPPORTUNITIES TO ACQUIRE COMPATIBLE RARE METALS ASSETS







RARE METALS EXPERT DAVID TRUEMAN DISCUSSING RARE EARTH GEOLOGY IN THE LAKE ZONE WITH GEOLOGIST MARTIN HEILIGMANN

$5,500,000 which consist of Thor Lake ($5,000,000), Warren Township ($50,000), Separation Rapids ($250,000) and East Kemptville ($200,000), although formal work program budgets have yet to be finalized.

The Company's present cash resources are sufficient to meet all of its current contractual obligations for at least the next twelve months. The flow-through financing will be used to fund the planned work programs on the Thor Lake and East Kemptville projects. The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $15,422.

Under the terms of the East Kemptville Special Licence, the Company has optional expenditure obligations totalling $2.5 million over three years of which $50,000 was to be incurred by August 1, 2007, an obligation which has been met. Approximately $200,000 in additional expenditures are required before August 31, 2008, under the terms of the Special Licence. The Red Hill and U6 Savant properties are held under option from Teck Cominco Limited and both agreements are currently in good standing until December 31, 2008. Further expenditures totalling approximately $900,000 on the two properties combined are required by December 31, 2008 to exercise the options to acquire 100% interests in each of the two properties The Company has the funds available to do this work if it so desires, but it is management's intention to seek partners to continue advancing these projects in 2008.

The private placement completed subsequent to the end of the year, provided excess working capital which gives the Company the flexibility to look at opportunities for acquisition of new assets to build on the Company's existing rare metals assets. A joint venture with an industry partner or end-user remains an attractive alternative for financing the more advanced stages in the development of the Company's four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, and Warren Township projects, when capital requirements become relatively large.

OFF BALANCE SHEET ARRANGEMENTS

As at August 31, 2007 the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the twelve months ended August 31, 2007, the Company:

a) incurred consulting fees of $54,500 with an officer and director of the Company, which were deferred as resource property costs. As at August 31, 2007 accounts payable included $8,401 payable to this officer and director.

b) incurred accounting fees of $32,193 with an accounting firm in which an officer of the Company is the principal. As at August 31, 2007 accounts payable included $19,588 payable to this accounting firm.

CLEAN AIR AND WATER



DAVID TRUEMAN EXAMINING THE MINERALIZATION AT THOR LAKE



UNLOADING FUEL DRUMS AT THOR LAKE

c) incurred consulting fees of $22,750 with a company owned by an officer of the Company, which were deferred as resource property costs. As at August 31, 2007 accounts payable included $8,533 payable to this company.

PROPOSED TRANSACTIONS

With six active projects, the Company is not aggressively searching for new project acquisition opportunities at the present time, although unsolicited project submissions compatible with the Company's rare metals focus are always given consideration. The Company has no plans for additional equity financing within the next twelve months.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

On September 1, 2006, the Company adopted the new Handbook Section 3855, "Financial Instruments - Recognition and Measurement, and Section 1530, "Comprehensive Income", on a prospective basis.

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

As a result of adopting these new recommendations, the Company's investments are now carried at fair value, any unrealized gain or losses are recognized as other comprehensive income. A comprehensive loss of $9,099 has been recognized on the investments during the year ended August 31, 2007.

FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working

ATTENTION TO HEALTH AND SAFETY IN THE WORKPLACE LED TO SOME 11,000 PERSON-HOURS OF ACCIDENT-FREE WORK AT THOR LAKE





DIAMOND DRILLING ON THE LAKE ZONE REE DEPOSIT AT THOR LAKE

HEALTH AND SAFETY IN THE WORKPLACE



SENIOR GEOLOGIST CHRIS PEDERSEN SPOTTING THE FIRST DRILL HOLE ON THE LAKE ZONE

capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resource interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company's internal control over financial reporting during the twelve months ended August 31, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of August 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company's disclosure controls and procedures are operating effectively as at August 31, 2007.

OUTSTANDING SHARE DATA

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

During the twelve months ended August 31, 2007, the Company:

i) issued 1,500,000 flow-through units for proceeds of $1,575,000. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $1.35 per







share until December 28, 2007.

In connection with this private placement, the Company paid a finder's fee of $18,900 in cash.

ii) issued 1,925,525 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $719,126.

iii) issued 1,100,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $414,000.

Subsequent to the twelve months ended August 31, 2007, the Company:

i) issued 556,125 non-flow-through common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $355,869.

ii) issued 200,000 common shares pursuant to the exercise of an equivalent number of stock options by a consultant of the Company for cash proceeds of $96,000.

iii) completed a private placement (the "Offering") and issued 7,610,000 units (the "Units") and 2,750,000 flow-through common shares for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

In consideration for the services of the agents of the offering, the Company paid a cash commission of $1,071,650 and granted compensation options to the agents to acquire up to 725,000 Units (the "Agent's Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

iv) granted 175,000 stock options to the newly appointed director of the Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.82 per share until November 27, 2012. These options vest at the rate of 25% every twelve months following November 27, 2007.

As at the date of this report, the Company had 63,244,248 common shares issued and outstanding.

b) *Warrants*

As at the date of this report, the Company had an aggregate of 4,738,000 warrants outstanding with a weighted average exercise price of $1.83.

c) *Options*

As at the date of this report, the Company had an aggregate of 3,900,000 incentive stock options (to purchase the Company's common shares) outstanding with a weighted average exercise price of $0.98. The Company also had Agent's Compensation Options outstanding to purchase up to 725,000 Units at a price of $1.55 per Unit, exercisable until November 22, 2009.

OTHER INFORMATION

Additional information on the Company is available on SEDAR at **www.sedar.com** and on the Company's website at **www.avalonventures.com.**

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information for this annual report were prepared by the management of Avalon Ventures Ltd., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company's financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

Bolton & Bolton, Chartered Accountants were appointed as auditors by the shareholders of the Company.

DONALD S. BUBAR, P. GEO
President and CEO

R.J. (JIM) ANDERSEN, CA, CPA
CFO and Vice President Finance

November 28, 2007
Toronto, Ontario

AUDITOR'S REPORT

To the Shareholders of Avalon Ventures Ltd.

We have audited the balance sheets of Avalon Ventures Ltd. as at August 31, 2007 and 2006, and the statements of operations and deficit, cash flows and comprehensive loss for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BOLTON & BOLTON
Chartered Accountants
Licensed Public Accountants

November 15, 2007, except as to note 13 (c) and (d) which is as of November 28, 2007

Unionville, Ontario

AVALON VENTURES LTD.

BALANCE SHEETS

As at August 31	*2007*	*2006*
Assets		
Current Assets		
Cash and cash equivalents	$ 1,562,102	$ 2,023,139
Receivables	174,651	29,951
Prepaid expenses	63,817	51,234
	1,800,570	2,104,324
Investments Available for Sale (note 3)	3,044	22,143
Resource Properties (note 4)	7,255,442	4,765,999
Property, Plant and Equipment (note 5)	71,663	38,467
	$ 9,130,719	$ 6,930,933
Liabilities		
Current Liabilities		
Accounts payable (note 8)	$ 626,635	$ 203,275
Shareholders' Equity		
Share Capital (note 6)	25,983,658	23,517,522
Contributed Surplus (note 7)	965,378	742,970
Deficit	(18,435,853)	(17,532,834)
Accumulated Other Comprehensive Income (Loss)	(9,099)	-
	8,504,084	6,727,658
	$ 9,130,719	$ 6,930,933

The accompanying notes form an integral part of these financial statements.

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

DIRECTOR

DIRECTOR

AVALON VENTURES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended August 31	*2007*	*2006*
Revenue		
Interest	$ 92,446	$ 54,851
Foreign exchange	-	32,737
	92,446	87,588
Expenses		
Amortization	18,290	7,809
Consulting fees	17,428	135,649
Directors' fees	16,500	10,000
Insurance	41,842	5,232
Interest and financing costs (note 6b)	49,614	2,098
Office and general	20,393	16,967
Professional fees (note 8)	66,789	95,143
Public and investor relations	277,420	155,374
Rent and utilities	61,899	18,210
Salaries and benefits	289,223	186,989
Shareholders' information	30,143	32,500
Stock-based compensation (note 6d)	487,568	612,632
Transfer and filing fees	42,330	45,308
Travel	99,874	35,684
	1,519,313	1,359,595
Loss before the Undernoted Items	(1,426,867)	(1,272,007)
Write-down of Resource Properties (note 4g)	-	(15,574)
Gain on Sale of Investments	35,598	-
Loss before Income Taxes	(1,391,269)	(1,287,581)
Future Income Tax Recoveries (note 9e)	488,250	-
Net loss for the Year	(903,019)	(1,287,581)
Deficit - Beginning of Year	(17,532,834)	(16,245,253)
Deficit - End of year	$ (18,435,853)	$ (17,532,834)
Loss per Share, basic and fully diluted	$ (0.02)	$ (0.03)
Weighted Average Number of Common Shares Outstanding, basic and fully diluted	50,462,019	44,134,020

The accompanying notes form an integral part of these financial statements.

AVALON VENTURES LTD.
STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended August 31	*2007*	*2006*
Net Loss for the Year	$ (903,019)	$ (1,287,581)
Other Comprehensive Income		
Unrealized gains and losses on available-for-sale financial assets arising during the year	(9,099)	-
Comprehensive Loss for the Year	$ (912,118)	$ (1,287,581)

The accompanying notes form an integral part of these financial statements.

AVALON VENTURES LTD.

CASH FLOW STATEMENTS

For the Years Ended August 31	*2007*	*2006*
Cash Flows from Operating Activities		
Cash paid to suppliers and employees	$ (921,816)	$ (754,637)
Interest received	92,446	54,851
Interest paid	(352)	(3,440)
	(829,722)	(703,226)
Cash Flows from Financing Activities		
Share capital – private placement (note 6b)	1,556,100	1,575,000
Share capital – exercise of warrants (note 6b)	719,126	1,567,350
Share capital – exercise of options (note 6b)	414,000	127,500
	2,689,226	3,269,850
Cash Flows from Investing Activities		
Resource property expenditures	(2,314,653)	(946,912)
Proceeds from sale of resource properties	-	12,500
Proceeds from sale of investments	45,598	-
Purchase of property, plant and equipment	(51,486)	(40,493)
	(2,320,541)	(974,905)
Change in Cash and Cash Equivalents	(461,037)	1,591,719
Cash and Cash Equivalents - Beginning of Year	2,023,139	431,420
Cash and Cash Equivalents - End of Year	$ 1,562,102	$ 2,023,139

The accompanying notes form an integral part of these financial statements.

1. Nature of Operations

The Company is in the process of exploring its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration.

2. Summary of Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a) New Accounting Policies

Effective September 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments, and Section 3865, Hedges.

These changes in accounting policy have been adopted prospectively without restatement.

These recommendations establish standards for recognizing and measuring financial instruments, which include financial asset, financial liabilities, derivatives and embedded derivatives. Under these recommendations, all financial instruments are to be recorded initially at fair value. In subsequent periods, all financial measurements are re-measured based on the classification adopted for the financial instrument: held for trading, available-for-sale, held to maturity, loans and receivables or other liabilities.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash and cash equivalents	Held for trading
Receivables	Loans and receivables
Investments available for sale	Available-for-sale
Accounts payable	Other liabilities

CICA Handbook Section 3865, Hedges, replaces CICA Handbook Accounting Guideline 13, Hedging Relationships, which establishes standards for when and how hedge accounting may be applied. Consistent with financial instruments, it requires that all derivatives, including those designated as hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company's exposure to changes in the fair value of an asset or liability, a fair value hedge, are recognized in net income together with those of the respective offsetting hedged item. Changes in the fair value of a derivative which hedges the Company's exposure to changing cash flows, a cash flow hedge, are accumulated in other comprehensive income until the transaction being hedged affects net income.

CICA Handbook Section 1530, Comprehensive Income, establishes new measurements of earnings in the financial statements. Other comprehensive income consists of changes to unrealized gains and losses on available-for-sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of self-sustaining foreign operations during the period. Comprehensive income measures net earnings for the period plus other comprehensive income. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders' equity as "Accumulated Other Comprehensive Income (Loss)".

As a result of adopting these new recommendations, the Company's available for sale investments are now carried at fair value, and any unrealized gain or losses are recognized as "other comprehensive income (loss)" A comprehensive loss of $9,099 has been recognized on these investments during the year ended August 31, 2007.

b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units-of-production basis. If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time. When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

e) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the Company's assets on the following basis and rates per annum:

Computer equipment	30% on a declining balance basis
Computer software	33 1/3% on a declining balance basis
Equipment	30% on a declining balance basis
Office furniture	25% on a declining balance basis
Leasehold improvements	straight line basis over the term of the lease

Additions during the year are amortized using the half-year rule.

f) Flow-through Shares

A portion of the Company's exploration activities are financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenses ("CEE") are renounced in favor of the investors. Accordingly, share capital issued through flow-through financing are recorded at net proceeds less the tax effect relating to the renunciation of the Company's CEE to investors.

g) Income Taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

h) Stock Option Compensation

The Company has one stock option plan that is described in note 6(d). The Company has adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based method of accounting for stock-based transactions.

i) Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

j) Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

k) Basic and Diluted Loss per Share

The basic loss per share is computed based on the weighted average number of common shares outstanding during the year. The diluted loss per share is calculated using the treasury method, and is equal to the basic loss per share due to the anti-dilutive effect of share purchase options and warrants.

l) Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

3. Investments Available for Sale

Investments available for sale ("investments") consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies. The Company and Radiant Resource Inc. are related by a common director.

Effective September 1, 2006, investments are carried at fair value, any unrealized gains or losses are recognized as other comprehensive income until the investment is disposed of, at which time any cumulative unrealized gain or loss previously recognized in accumulated other comprehensive income is transferred and recognized as net income for the period.

	2007			2006		
	Number	Book Value	Market Value	Number	Book Value	Market Value
Alto Ventures Ltd.	28,571	$ 2,571	$ 2,571	28,571	$ 3,143	$ 3,143
Radiant Resources Inc.	45,000	473	473	45,000	9,000	498
Starcore International Ventures Ltd.	-	-	-	40,000	10,000	25,200
		$ 3,044	$ 3,044		$ 22,143	$ 28,841

4. Resource Properties

August 31, 2007

	Separation Rapids Rare Metals Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	East Kemptville Rare Metals Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)	4(f)		
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 157	$ -	157
Diamond drilling	-	-	660,977	166,601	5,458	-	-	833,036
Environmental studies/permitting	10,607	35,391	60,450	-	-	-	-	106,448
Feasibility/engineering studies	-	-	208,167	-	-	-	-	208,167
Geology	5,434	-	181,385	6,000	-	82,246	321	275,386
Geophysical	-	-	1,425	-	94,115	1,000	-	96,540
Metallurgical/market studies	21,024	928,977	2,786	-	-	-	-	952,787
Other	1,500	-	15,422	-	-	-	-	16,922
Current expenditures	38,565	964,368	1,130,612	172,601	99,573	83,403	321	2,489,443
Balance - beginning of year	3,431,049	114,276	678,803	48,173	486,857	6,841	-	4,765,999
Balance - end of year	$ 3,469,614	$ 1,078,644	$ 1,809,415	$ 220,774	$ 586,430	$ 90,244	$ 321	$ 7,255,442

August 31, 2006

	Separation Rapids Rare Metals Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)		
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 5,000	$ 5,000
Diamond drilling	-	-	299	-	343,564	-	343,863
Environmental studies/permitting	33,965	-	6,780	-	2,146	-	42,891
Feasibility/engineering studies	-	-	49,979	-	-	-	49,979
Geochemical	161	-	3,542	-	-	-	3,703
Geology	475	1,068	252,872	14,131	725	702	269,973
Geophysical	-	-	-	-	39,040	-	39,040
Metallurgical/market studies	163,923	7,150	5,744	-	-	-	176,817
Other	400	-	17,889	-	12,431	-	30,720
Current expenditures	198,924	8,218	337,105	14,131	397,906	5,702	961,986
Balance - beginning of year	3,232,125	106,058	341,698	34,042	88,951	16,713	3,819,587
Write-down of resource properties (note 4g)	-	-	-	-	-	(15,574)	(15,574)
Balance - end of year	$ 3,431,049	$ 114,276	$ 678,803	$ 48,173	$ 486,857	$ 6,841	$ 4,765,999

a) Separation Rapids Rare Metals Project, Ontario

Pursuant to a vested option agreement the Company owns a 100% interest (subject to a 2.0% net smelter returns royalty ("NSR"), half of which can be bought back for $1.0 million) in certain claims in the Paterson Lake area of Ontario.

b) Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

c) Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired 100% interest (subject to a 5.5% NSR) in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories.

d) U6 Savant Gold Project, Ontario

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco Limited ("Teck Cominco") to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) in certain claims located in the Savant Lake area of northwestern Ontario. To vest its 100% interest in the claims, the Company must incur $500,000 in exploration expenditures by December 31, 2008 (of which $216,616 (actual expenditures of $196,924 plus notional project management fees of $19,692) had been incurred by August 31, 2007).

Teck Cominco retains the right to reacquire a 65% interest in the property first by incurring exploration expenditures on the property equal to two and one half times the Company's expenditures to a maximum of $1,250,000 to earn a 51% interest, then by completing a feasibility study on the property at Teck Cominco's sole cost to earn an additional 14% interest. Upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging all the project financing required to bring a mine into production.

e) Red Hill Copper-Zinc-Silver Project, British Columbia

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) in Teck Cominco's Red Hill Copper-Zinc-Silver property located in the Kamloops Mining Division of British Columbia. To vest its 100% interest in the property, the Company must incur $1,200,000 exploration expenditures by December 31, 2008 (of which $618,838 (actual expenditures of $562,580 plus notional project management fees of $56,258) had been incurred by August 31, 2007).

Teck Cominco retains the right to reacquire a 65% interest in the property first by incurring exploration expenditures on the property equal to two and one half times the Company's expenditures to a maximum of $3,000,000 to earn a 51% interest, then by completing a feasibility study on the property at Teck Cominco's sole cost to earn an additional 14% interest. Upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging all the project financing required to bring a mine into production.

f) East Kemptville Rare Metals Project, Nova Scotia

During the year ended August 31, 2007 the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within 4 claims totalling approximately 880 acres in the East Kemptville area of Yarmouth, Nova Scotia. In order to keep the licence in good standing, the Company must incur $2,250,000 in exploration expenditures by July 31, 2009 (of which $76,559 had been incurred by August 31, 2007).

The Company also has four regular exploration licences for 171 additional claims totalling approximately 6,800 acres in the same proximity to the claims covered under the special exploration licence.

g) Resource properties written down during the years ended August 31, 2007 and 2006 consist of the following:

	2007	2006
Mussey Lake Nickel-Copper PGE Project	$ -	$ 10,574
General Exploration	-	5,000
	$ -	$ 15,574

h) Other Resource Properties

The Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

5. Property, Plant and Equipment

2007	Cost	Accumulated Amortization	Net
Computer equipment	$ 23,646	$ 9,978	$ 13,668
Computer software	7,395	1,233	6,162
Exploration equipment	58,346	28,753	29,593
Office furniture	5,912	739	5,173
Leasehold improvements	18,963	1,896	17,067
	$ 114,262	$ 42,599	$ 71,663

2006	Cost	Accumulated Amortization	Net
Computer equipment	$ 12,930	$ 6,417	$ 6,513
Computer software	-	-	-
Exploration equipment	49,846	17,892	31,954
Office furniture	-	-	-
Leasehold improvements	-	-	-
	$ 62,776	$ 24,309	$ 38,467

6. Share Capital

a) Authorized:

Unlimited common shares
25,000,000 preferred shares

b) Issued and Outstanding:

	2007		2006	
	Number	Amount	Number	Amount
Common Shares				
Balance - beginning of year	47,602,598	$22,980,488	38,153,598	$19,664,035
Issued pursuant to:				
private placement(s)	1,500,000	1,440,000	3,500,000	1,099,000
exercise of warrants	1,925,525	1,052,818	5,624,000	2,072,464
exercise of options	1,100,000	679,160	325,000	144,989
Finder's fee paid	-	(18,900)	-	-
Tax effect on issuance of flow-through shares	-	(488,250)	-	-
Balance - end of year	52,128,123	25,645,316	47,602,598	22,980,488
Warrants				
Balance - beginning of year	2,664,650	537,034	6,552,650	567,680
Issued pursuant to:				
private placement(s)	750,000	135,000	1,750,000	476,000
Exercised	(1,925,525)	(333,692)	(5,624,000)	(505,114)
Cancelled/Expired	-	-	(14,000)	(1,532)
Balance - end of year	1,489,125	338,342	2,664,650	537,034
		$25,983,658		$23,517,522

During the year ended August 31, 2007 the Company:

i) Issued 1,500,000 flow-through units for proceeds of $1,575,000 (of which 525,000 units were issued to directors and officers). Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $1.35 per share until December 28, 2007.

In connection with this private placement, the Company paid a finder's fee of $18,900 in cash, which has been allocated to the common shares.

The estimated fair market value of the warrants totalled $135,000 and this amount has been allocated to the warrant component of the units.

ii) 1,925,525 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $719,126. The estimated fair value of these warrants at issuance was $333,692, and this amount had been added to the recorded value of the issued shares.

iii) 1,100,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $414,000. The estimated fair value at issuance of these options was $265,160, and this amount had been added to the recorded value of the issued shares.

During the year ended August 31, 2006 the Company:

i) Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

The estimated fair market value of the warrants totaled $476,000 and this amount has been allocated to the warrant component of the units.

ii) Issued 5,624,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,567,350. The estimated fair value of these warrants at issuance was $505,114, and this amount has been added to the recorded value of the issued shares.

iii) Issued 325,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $127,500. The estimated fair value at issuance of these options was $17,489, and this amount has been added to the recorded value of the issued shares.

The fair values of the warrants were estimated on the grant date using the Black-Scholes pricing model, with the following weighted average assumptions:

	2007	2006
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.96%	3.79%
Expected life	1.0 years	2.0 years
Expected volatility	77%	96%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's warrants.

The Company incurred Part XII.6 interest expense of $32,275 (2006 - $84) on the monthly unspent portions of the proceeds from its flow-through financings. This amount has been included in the interest and financing costs.

c) Warrants

As at August 31, 2007 the following warrants were issued and outstanding:

i) 725,000 non-flow-through warrants entitling the holder to purchase one common share at $1.35 per share, expiring December 28, 2007;

ii) 764,125 non-flow-through warrants entitling the holder to purchase one common share at $0.55 per share, expiring January 21, 2008.

During the years ended August 31, 2007 and 2006, warrants were issued, exercised and expired/cancelled as follows:

	2007		2006	
	Number of Warrants	Weighted Average Exercise	Number of Warrants	Weighted Average Exercise
Balance - beginning of year	2,664,650	$ 0.41	6,552,650	$ 0.23
Issued	750,000	1.35	1,750,000	0.55
Exercised	(1,925,525)	0.37	(5,624,000)	0.28
Expired/Cancelled	-	-	(14,000)	0.30
Balance - end of year	1,489,125	$ 0.94	2,664,650	$ 0.41

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors, officers and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average closing price of the shares for the ten trading days prior to the grant. The options generally vest over a period of one to four years, and have a maximum term of 5 years.

During the years ended August 31, 2007 and 2006, stock options were granted, exercised and expired/cancelled as follows:

	2007		2006	
	Number of Options	Weighted Average Exercise	Number of Options	Weighted Average Exercise
Balance - beginning of year	3,075,000	$ 0.43	2,075,000	$ 0.31
Granted	2,200,000	1.31	1,425,000	0.62
Exercised	(1,100,000)	0.38	(325,000)	0.39
Expired/Cancelled	(275,000)	0.82	(100,000)	0.75
Balance - end of year	3,900,000	$ 0.91	3,075,000	$ 0.43

During the year ended August 31, 2007 the Company granted:

i) 300,000 fully vested stock options to an officer. Each option entitles the holder to purchase one common share of the Company at a price of $0.80 per share until October 17, 2011. The estimated fair value of these options was $165,960 and this amount has been expensed as stock-based compensation.

ii) 100,000 stock options to a consultant. Each option entitles the holder to purchase one common share of the Company at a price of $0.80 per share until October 17, 2008. These options vest at the rate of 25% every three months following October 17, 2006. As at August 31, 2007, 87,500 options had been earned. The estimated fair value of these options totalled $83,869, and this amount has been expensed as stock-based compensation.

iii) 400,000 stock options to an officer of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $0.98 per share until January 8, 2012. These options vest at the rate of 100,000 per year, with the first 50,000 vesting six months from the date of January 8, 2007. As at August 31, 2007, 64,444 options had been earned. The estimated fair value of these options totalled $43,352, and this amount has been expensed as stock-based compensation.

iv) 250,000 stock options to an officer of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.20 per share until January 30, 2012. These options vest at the rate of 25% every twelve months following January 30, 2007. As at August 31, 2007, 36,458 options had been earned. The estimated fair value of these options totalled $35,004, and this amount has been expensed as stock-based compensation.

v) 25,000 stock options to an employee of the Company. Each option entitled the holder to purchase one common share of the Company at a price of $1.30 per share until February 26, 2012. These options were to vest at the rate of 25% every twelve months following February 26, 2007, and were cancelled during the year ended August 31, 2007.

vi) an aggregate of 100,000 stock options to two consultants of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.30 per share until February 26, 2009. These options vest at the rate of 25% every three months following February 26, 2007. As at August 31, 2007, 50,000 options had been earned. The estimated fair value of these options totalled $38,027, and this amount has been expensed as stock-based compensation.

vii) an aggregate of 525,000 stock options to two officers and an employee of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.61 per share until June 21, 2012. These options vest at the rate of 25% every twelve months following June 21, 2007. As at August 31, 2007, 25,679 options had been earned. The estimated fair value of these options totalled $30,165, and this amount has been expensed as stock-based compensation.

viii) an aggregate of 250,000 stock options to four consultants of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.61 per share until June 21, 2009. These options vest at the rate of 25% every three months following June 21, 2007. As at August 31, 2007, 48,900 options had been earned. The estimated fair value of these options totalled $43,883, and this amount has been expensed as stock based compensation.

ix) an aggregate of 250,000 stock options to two officers of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.80 per share until August 24, 2012. These options vest at the rate of 25% every twelve months following August 24, 2007.

During the year ended August 31, 2007 the Company also recorded stock-based compensation expense of $47,308 related to stock options with graded vesting schedules earned during the year related to previous option grants to consultants.

The fair value of these stock options to employees, directors and officers was estimated at the grant date and the options to consultants were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

	2007	2006
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.20%	4.07%
Expected life	4.2 years	3.5 years
Expected volatility	84%	86%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at August 31, 2007 the following options were outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life
$ 1.80	250,000	-	5.0 years
$ 1.61	775,000	-	3.8 years
$ 1.30	50,000	50,000	1.5 years
$ 1.20	250,000	-	4.4 years
$ 1.08	-	150,000	3.8 years
$ 0.98	350,000	50,000	4.4 years
$ 0.80	25,000	375,000	3.4 years
$ 0.69	-	200,000	3.5 years
$ 0.48	-	425,000	1.9 years
$ 0.25	-	502,500	1.5 years
$ 0.20	-	447,500	0.6 years
	1,700,000	2,200,000	

7. Contributed Surplus

Contributed surplus consist of the following components:

	2007	2006
Stock Options		
Balance - beginning of year	$ 715,512	$ 120,368
Granted to employees, directors and officers (note 6d)	274,481	308,765
Granted to consultants (note 6d)	213,087	303,867
Cancelled/Expired	(10,918)	-
Exercised	(265,160)	(17,488)
Balance - end of year	927,002	715,512
Expired Warrants and Options		
Balance - beginning of year	27,458	25,926
Expired warrants	-	1,532
Expired options	10,918	-
Balance - end of year	38,376	27,458
	$ 965,378	$ 742,970

8. Related Party Transactions

a) During the year ended August 31, 2007 the Company incurred consulting fees of $54,500 (2006 - $57,500) with an officer and director, which were deferred as resource property costs. As at August 31, 2007 accounts payable included $8,401 (2006 - $6,189) payable to this officer and director.

b) During the year ended August 31, 2007 the Company incurred accounting fees of $32,193 (2006 - $39,820) with an accounting firm in which an officer is the principal. As at August 31, 2007 accounts payable included $19,588 (2006 - $20,141) payable to this accounting firm.

c) During the year ended August 31, 2007 the Company incurred consulting fees of $22,750 (2006 - $Nil) with a company owned by an officer of the Company, which were deferred as resource property costs. As at August 31, 2007 accounts payable included $8,533 payable to this company (2006 - $Nil).

Additional related party transactions are described separately in note 6(b).

9. Income Taxes

a) Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2007 and 2006 are as follows:

	2007	2006
Difference in resource properties	$ 1,508,168	$ 1,876,371
Difference in investments available for sale	38,884	67,059
Difference in property, plant and equipment	16,609	17,062
Non-capital loss carry forwards	144,533	73,882
Capital loss carry forwards	275,951	280,463
	1,984,145	2,314,837
Less: valuation allowance	(1,984,145)	(2,314,837)
Net future income tax assets	$ -	$ -

A valuation allowance has been applied against all of the above future income tax assets.

b) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $466,000 (2006 - $227,000) available to reduce future years' taxable income These losses will expire as follows:

2009	$ 15,000	2015	$ 4,000
2010	19,000	2026	149,000
2014	40,000	2027	239,000

c) Capital Losses

The Company has capital losses carried forward of approximately $1,800,000 (2006 - $1,800,000) available to reduce future years' capital gains.

d) Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $3,187,000 (2006 - $3,081,935) and cumulative Canadian exploration expenses of $8,918,000 (2006 - $7,457,000) available to reduce future years' taxable income.

e) Future Income Tax Recoveries

During year ended August 31, 2007 the Company renounced CEE of $1,575,000 to the investors in the flow-through private placement completed in December, 2006. This renunciation resulted in a reduction of the Company's future income tax assets of $488,250 and a corresponding reduction in share capital. However, as the Company has not recognized its future income tax assets, the $488,250 is recorded as a future income tax recovery on the statement of operations.

10. Financial Instruments

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

Credit Risk

The Company monitors the financial condition of its venture partners and counterparties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on amounts receivable is limited to the outstanding balance of such amounts.

11. Commitment

The Company has a standby letter of credit of $76,580 for its closure plan at Separation Rapids related to the Company's advanced exploration permit, which is secured by a guaranteed investment certificate for the same amount.

12. Lease Commitments

The Company has an operating lease for its office premises, the minimum lease commitments under this lease are as follows:

2008	$ 88,858	2011	$ 88,858
2009	88,858	2012	29,619
2010	88,858		

13. Subsequent Events

Subsequent to the year ended August 31, 2007 the Company:

a) issued 556,125 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $355,869.

b) issued 200,000 common shares pursuant to the exercise of an equivalent number of stock options by a consultant of the Company for cash proceeds of $96,000.

c) completed a private placement (the "Offering") and issued 7,610,000 units (the "Units") and 2,750,000 flow-through common shares for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

In consideration for the services of the agents of the Offering, the Company paid a cash commission of $1,071,650 and granted compensation options to the agents to acquire up to 725,000 Units (the "Agent's Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

d) granted 175,000 stock options to the newly appointed director of the Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.82 per share until November 27, 2012. These options vest at the rate of 25% every twelve months following November 27, 2007.


THOR LAKE
Rare Metals
RED HILL
Copper-Zinc
SEPARATION
RAPIDS
Rare Metals
LILYPAD LAKES
Rare Metals
WARREN
TOWNSHIP
Anorthosite
U6 SAVANT
Gold
EAST
KEMPTVILLE
Rare Metals

HEAD OFFICE

130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5
Tel: (416) 364-4938
Fax: (416) 364-5162
admin@avalonventures.com

DIRECTORS

Donald Bubar

F. Dale Corman

Alan Ferry
Chairman

Brian D. MacEachen, CA
Audit Committee Chair

Peter McCarter

Joseph G. Monteith

OFFICERS

Donald Bubar, P.Geo.
President & CEO

R.J. (Jim) Andersen, CA, CPA
Vice President, Finance & CFO

Ian London, P.Eng.
Vice-President, Corporate Development

William Mercer, Ph.D. P.Geo
Vice-President, Exploration

Mary Quinn
Corporate Secretary

Cindy Hu, CA, CPA, CGA
Controller

TECHNICAL CONSULTANTS

David L. Trueman, Ph.D., P. Geo
Rare Metals Geologist

J. C. (Chris) Pedersen, P.Geo.
Senior Geologist

Les Heymann, P.Eng.
Consulting Metallurgist

Don Hains, P.Geo.
Minerals Marketing

Anthony Mariano, Ph.D
Mineralogist

Paul Schmidt, P.Eng.
Consulting Engineer

Bruce Hudgins, P.Geo.
Consulting Geologist

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS

Lexas Law Group
1199 West Hastings Street
Suite 950
Vancouver, B.C. V6E 3T5

AUDITORS

Bolton & Bolton
43 Colbourne Street
Toronto, ON M5E 1E3

INVESTOR RELATIONS

Agora Investor Relations
Toronto, Ontario.
www.agoracom.com
AVL@agoracom.com

EXCHANGE LISTING

TSX Venture Exchange (Tier 1)
Symbol: AVL

ANNUAL GENERAL MEETING

The Toronto Board of Trade
1 First Canadian Place
4th Floor
Toronto, ON
January 31, 2008
4:30 p.m.


3
Li
4
Be
31
Ga
rare metals
aerospace
lithium batteries
sustainable communities
First Nations
telecommunications
handhelds
37
Rb
40
Zr
32
Ge
rare metals
41
Nb

www.avalonventures.com

END